UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                   Consolidated Resources Health Care Fund II
               --------------------------------------------------
                                (Name of Issuer)

                       Units of Limited Partner Interests
               --------------------------------------------------
                         (Title of Class of Securities)

                                    210026100
               --------------------------------------------------
                                 (CUSIP Number)

                              Stanley W. Hildebrand
                              3570 Keith Street, NW
                               Cleveland, TN 37312
                            Telephone: (423) 473-5865
                            Facsimile: (423) 339-8339
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                              Tonya Mitchem Grindon
               Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
                           Commerce Center, Suite 1000
                               211 Commerce Street
                           Nashville, Tennessee 37219
                            Telephone: (615) 726-5607
                            Facsimile: (615) 744-5607


                                 August 1, 2005
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501014104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Care Associates, LLC
                ----------------------------------------------------------------

2. Check  the  Appropriate  Box  if  a  Member  of a  Group  (See Instructions)
        (a)
           ---------------------------------------------------------------------

        (b)
           ---------------------------------------------------------------------

3. SEC Use Only
               -----------------------------------------------------------------

4. Source of Funds (See Instructions) BK
                                     -------------------------------------------

5. Check if Disclosure  of Legal  Proceedings  Is Required  Pursuant to
Items 2(d) or 2(e)
                  --------------------------------------------------------------

6. Citizenship or Place of Organization:    Tennessee
                                        ----------------------------------------

              7. Sole Voting Power 2,104 Units of Limited Partner Interest*
Number of                          ---------------------------------------------
Shares
Beneficially  8. Shared Voting Power   None
Owned by                            --------------------------------------------
Each
Reporting     9. Sole Dispositive Power 2,104 Units of Limited Partner Interest*
Person                                 -----------------------------------------
With
              10. Shared Dispositive Power    None
                                          --------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,104 Units of Limited Partner Interest*
--------------------------------------------------------------------------------

12. Check if the Aggregate  Amount in Row (11) Excludes  Certain Shares
(See Instructions)
                  --------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)   14.03%
                                                      --------------------------

14. Type of Reporting Person (See Instructions)   OO
                                               ---------------------------------


* Care Associates, LLC purchased these securities in a tender offer. Transfer of 258 of these units is still pending, subject to the transferors sending additional documentation to Issuer's transfer agent.

Item
1.       Security and Issuer

         Units of Limited Partner Interests ("Units")
         Consolidated Resources Health Care Fund II ("Issuer")
         1175 Peachtree Street, Suite 850
         Atlanta, Georgia  31106

Item
2.       Identity and Background

         (a)      Name: Care Associates, LLC ("the Filer")

         (b)      3570 Keith Street, NW, Cleveland, TN 37312

         (c) Privately-held limited liability company wholly-owned by Mr. Forrest L. Preston for the purpose of acquiring the Units.

         (d)      None.

         (e)      None.

         (f)      Filer is organized under the laws of the State of Tennessee.

Item
3.       Source and Amount of Funds or Other Consideration

         Funds  in  the  aggregate   amount  of  $959,424  were  provided  by  a
         line-of-credit for Mr. Preston, which he then loaned to the Filer.

Item
4.       Purpose of Transaction

         On May 26, 2005, the Filer commenced a tender offer (the "Offer") pursuant to which Filer offered to purchase all of the outstanding Units of Issuer at a purchase price of $456 per Unit (the "Offer Price"). The Offer was originally conditioned upon, among other things, there being validly tendered and not withdrawn on or prior to midnight on June 23, 2005 (the "Original Expiration Date") at least a majority of the outstanding Units (the "Minimum Condition"). The Filer then filed a series of amendments to the Schedule TO-T to extend the Original Expiration Date to July 13, 2005 and to waive the Minimum Condition.

         On July 13, 2005, the Purchaser successfully completed its Offer. Based on a report from Colbent Corporation, the Filer's Depositary, 2,104 Units, representing 14.03% of the Units, were tendered to the Filer following the expiration of the Offer at midnight, July 13, 2005. As a result, the Filer has purchased 1,846 Units of the Issuer's outstanding Units. Transfer is pending on an additional 258 units, subject to the transferors sending additional documentation to Issuer's transfer agent.

         In connection with the Offer, the Filer certified to the Commission that the Offer is not part of a series of transactions that has the purpose of causing the Units to be held of record by less than 300 limited partners. In order to ensure that the foregoing certification is and will continue to be accurate, the Filer agreed that for a period of twelve months from July 13, 2005, neither Filer nor any affiliate of Filer will purchase such number of additional Units that would result in Filer or its affiliates owning more than a majority of the outstanding Units. Neither Filer nor any of its affiliates, however, is prohibited from purchasing the assets of Issuer or entering into in other corporate transaction with the Issuer in the future.

         Except as disclosed in this Item 4, Filer has no present plans or proposals that relate or would result in any of the actions specified in clauses (a) through (j) of Instructions to Item 4 of this Schedule 13D.

Item
5.       Interest in Securities of the Issuer

         (a)      See pages 2 - 11 of cover pages.

         (b)      See pages 2 - 11 of cover pages.

         (c) On August 1, 2005 the Filer purchased 1,846 Units which were validly tendered to the Filer's Depositary pursuant to the terms of the Offer. Transfer is pending on an additional 258 units, subject to the transferors sending additional documentation to Issuer's transfer agent.

         (d)      N/A

         (e)      N/A

Item
6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understanding or relationships (legal or otherwise) between Filer and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item
7.       Material to Be Filed as Exhibits

         N/A

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2005
--------------------------------------------------------------------------------
Date

Care Associates, LLC
By: Cindy S. Cross
--------------------------------------------------------------------------------
Signature

By:  Cindy S. Cross, Assistant Secretary
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Name/Title